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                                                           FOR IMMEDIATE RELEASE



EARNINGS RELEASE
----------------------


                      STATS UPDATES FIRST QUARTER GUIDANCE


SINGAPORE AND MILPITAS, CALIFORNIA, MARCH 19, 2001 - ST Assembly Test Services ("STATS" -- Nasdaq: STTS, SGX: ST Assembly), today announced that due to continuing weakness in business conditions, first quarter revenues will be below previous guidance.

"In January, we had alerted that business conditions in this quarter were expected to be weak and accordingly guided that revenues would be down by between 20% and 30% from the fourth quarter. We also noted that first quarter was expected to be unprofitable. Business conditions have turned out to be worse than expected. Our customers have significantly delayed and cancelled orders in response to the economic slowdown and the high level of excess inventory within the semiconductor industry. The weakness is broad-based impacting all major end-market segments and across all geographies. The high degree of near-term uncertainty has also made any demand forecast extremely difficult," said Tan Lay Koon, Chief Financial Officer.

STATS now expects revenues in the first quarter will be down approximately 50% from fourth quarter and diluted earnings per ADS will be a loss of between US$0.23 to US$0.25.

"This is indeed a very challenging time for the semiconductor industry and for STATS. The near-term macro economic uncertainty has exacerbated the lack of visibility in the whole electronics supply chain. Even though the short-term business outlook is weak, we are very confident of the long-term business prospects of STATS. We believe that we are in the sweet spot of our industry and the drivers of our growth - the global trends toward outsourcing and the pervasiveness and growth of communications applications - are intact" said Tan Bock Seng, Chairman and Chief Executive Officer.

Added Tan Bock Seng, "In the near-term we are actively managing our discretionary spending and we have frozen headcount except for engineering resources. Our focus is however on positioning STATS for the long-term growth. We continue to improve our mixed-signal testing and advanced packaging technology leadership, strengthen our IT infrastructure to support customers' needs, and optimize our processes and systems as part of our continuing drive towards operational excellence."


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The company will host a conference call on Monday, March 19 at 4:30 PM PST (or
Tuesday, March 20 at 8:30 AM Singapore time) to discuss this business update. The call may be accessed by calling (719) 457-2653 or U.S. toll-free number
(888) 569-5033 and referencing confirmation code 766270. The call will be available for replay at 5:00 PM PST and may be accessed by calling (719) 457-0820 and referencing the same confirmation code of 766270. The call will be webcast live at http://www.stats.com.sg and http://www.statsus.com and will be archived for playback on the sites through April 3. Our fiscal Q1 earnings release date is currently scheduled for April 24, 2001, U.S. time.


ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000. Further information is available at www.stats.com.sg or www.statsus.com.

Certain of the statements in this press release including statements of our future revenues, net income, other operating results and the outlook for the semiconductor industry are forward-looking statements that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include : general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time-to-time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2000. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.



MEDIA CONTACTS :

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
Lim Beng See - Singapore                             Lisa Lavin - United States
Director, Corporate Communications                   Marcom Manager
Tel : (65) 751 1111, Fax : (65) 755 5431             Tel : (208) 672 6112, Fax : (208) 672 6132
Mobile : (65) 9617 1996                              email : lavinl@statsus.com
email : limbs@stats.st.com.sg



INVESTOR RELATIONS CONTACTS :

Drew Davies - United States                          Elaine Ang - Singapore
Director, Investor Relations                         Manager, Investor Relations
Tel : (408) 941 3021, Fax : (408) 941 3014           Tel : (65) 751 1738, Fax : (65) 755 1585
email : daviesd@statsus.com                          email : angelaine@stats.st.com.sg
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